SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 13e-4)
TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

LAM RESEARCH CORPORATION
(Name of Subject Company (Issuer) and Filing Person (offeror))
Options to Purchase Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)
512807108
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Martin B. Anstice
Senior Vice President, Chief Financial Officer and Chief Accounting Officer
Lam Research Corporation
4650 Cushing Parkway
Fremont, CA 94538
(510) 572-0200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)
Copy to:
Mark Weeks, Esq.
Richard A. Grimm, Esq.
Heller Ehrman LLP
275 Middlefield Road
Menlo Park, CA 94025
(650) 324-7000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not Applicable	Not Applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐   third party tender offer subject to Rule 14d-1.
☑   issuer tender offer subject to Rule 13e-4.
☐   going-private transaction subject to Rule 13e-3.
☐   amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This filing relates solely to a preliminary communication made before the commencement of an anticipated program to allow employees to correct certain stock options to avoid the adverse effects of Internal Revenue Code Section 409A (the “Tender Offer”) by Lam Research Corporation (“Lam” or the “Company”). The following description of the Company’s intention to begin the Tender Offer in the near future was sent on April 1, 2008 by electronic mail to certain Lam employees holding eligible options.

To:	Lam Option Holder	Date: April 1, 2008

From:	409A Mailbox

Subject:	Your Stock Options—Important Information
Lam Research Corporation (“Lam”) has completed the internal review of its historical stock option practices and related accounting. As a result of the review, certain options were determined to have an incorrect grant date. In some cases where the grant date needed to be changed the original exercise price for the grant was lower than the stock price on the new date now associated with the grant (“misdated options”). To the extent these misdated options vested after December 31, 2004, you may be subject to unfavorable tax consequences under Section 409A of the Internal Revenue Code (including total tax of potentially more than 80% of the gain). Lam is currently working on plans to offer you the opportunity to “cure” any affected unexercised misdated options (“409A options”) such that these adverse tax consequences may be avoided.
Lam has determined that you are one of the affected option holders who still has unexercised 409A options that are affected. Within the next week, Lam intends to provide you the opportunity to cure the potential Section 409A tax consequences associated with these 409A options at no cost to you.
In the event that a 409A option has been exercised and sold, the Board of Directors has authorized Lam to compensate employees who have incurred additional tax obligations.
However, on a going-forward basis, the adverse tax consequences under Section 409A will not be avoided if any unexercised 409A option is exercised before the correction is completed. In order to protect affected option holders from 409A tax on inadvertent exercises, Fidelity will not execute exercises of any options held by an employee who also has 409A options during this interim period. Nevertheless, exercises may still be made directly through Lam although there will be a time delay between when you provide notice to Lam and when you will be allowed to exercise. But be aware that exercising 409A options will have severe adverse tax implications to the employee. Please contact Kym Hall at x6207 at least two hours in advance of your decision to exercise options if you wish to do so. You will be required to sign a form indicating that you understand the adverse tax consequences of exercising 409A options and releasing Lam Research of any liability for having exercised these options. However, we suggest you delay any decision regarding exercises until you have reviewed the detailed information about our offer to cure the potential Section 409A tax consequences associated with these 409A options which will be provided to you in the next week.
IF YOU EXERCISE YOUR MISPRICED OPTIONS BEFORE THE OPTIONS ARE REVISED IN ACCORDANCE WITH OUR OFFER, YOU WILL RECOGNIZE SIGNIFICANT ADVERSE TAX CONSEQUENCES.

This email message does not constitute an offer to amend, or a solicitation of an offer to amend, any options to purchase Lam common stock. If Lam subsequently determines to proceed with the program described above, the offer will only be made through an offer to amend the program and related materials, which will be distributed to all eligible option holders on the commencement date of the program. The offer to amend and related materials also will be available free of charge to option holders and shareholders at the SEC’s website at www.sec.gov on and after that date. In addition, shareholders and option holders may request a free copy of the offer to amend and related materials from Lam following the time that such documents become available. All eligible option holders are advised to read these materials if and when they become available because they will contain important information to help option holders decide whether or not to accept the offer.